

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2023

Seth Krauss
Chief Legal Officer
New Whale Inc.
200 Fifth Ave
New York, NY 10010

  Re: New Whale Inc.
    Draft Registration Statement on Form S-1
    Submitted September 5, 2023
    CIK No. 0001973266

Dear Seth Krauss:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Rucha Pandit at (202) 551-6022 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services

cc: Benjamin Cohen